EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	Years Ended December 31,

	2004		2003		2002		2001		2000

	(Dollars in thousands)
Earnings
Net income	$501,904		$506,265		$528,524		$517,091		$470,889
Add:
Provision for income taxes(a)	227,902		240,014		264,779		259,999		235,304
Fixed charges	1,013,557		1,005,925		929,485		905,826		894,146
Less:
Capitalized interest	48,390		49,679		58,274		58,845		50,019

Earnings as adjusted (A)	$1,694,973		$1,702,525		$1,664,514		$1,624,071		$1,550,320

Preferred dividend requirements	$3,826		$3,891		$19,645		$14,624		$18,570
Ratio of income before provision for income taxes to net income	145%		146%		150%		150%		150%

Preferred dividend factor on pretax basis	5,548		5,681		29,468		21,936		27,855

Fixed charges
Interest expense	965,167		944,580		846,353		792,611		773,539
Capitalized interest	48,390		49,679		58,274		58,845		50,019
Interest factor of rents	—		11,666		24,858		54,370		70,588

Fixed charges as adjusted (B)	1,013,557		1,005,925		929,485		905,826		894,146

Fixed charges and preferred stock dividends (C)	$1,019,105		$1,011,606		$958,953		$927,762		$922,001

Ratio of earnings to fixed charges ((A) divided by (B))	1.67	x	1.69	x	1.79	x	1.79	x	1.73	x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.66	x	1.68	x	1.74	x	1.75	x	1.68	x

(a)	2001 and 2003 include income taxes related to cumulative effect of accounting change.